UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Press Release 1st Quarter 2009

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001 2000

Press Release

Highlights

The main figures obtained by Bradesco in 1Q09 are presented below:

1. Net income for 1Q09 totaled R$1.723 billion (a -9.6% variation relative to the adjusted net income of R$1.907 billion in 1Q08), corresponding to EPS of R$2.42 (accumulated over 12 months) and a 21.0% return on Average Shareholders’ Equity(1).

2. Net income comprised R$1.073 billion from financial activities, which represented 62% of the total, and R$650 million from Insurance and Private Pension Plan activities, which accounted for 38% of total Net Income.

3. Market capitalization as of April 30, 2009 stood at R$76.389 billion.

4. Total Assets reached R$482.141 billion in March 2009, an increase of 35.6% in relation to the same period in 2008. Annualized return on average Assets reached 1.5%, vis-à-vis 2.2% in the same period of last year.

5. The Expanded Loan Portfolio(2) stood at R$214.291 billion, 26.5% higher on a y-o-y analysis. Loans to individuals totaled R$73.630 billion (up by 18.3%), while loans to corporations totaled R$140.661 billion (up by 31.2%) ..

6. Assets under Management reached R$640.347 billion, an increase of 26.7% vis-à-vis the R$505.365 billion of March 2008.

7. Shareholders’ Equity stood at R$35.306 billion in March 2009, a 7.3% y-o-y growth. The Capital Adequacy Ratio (Basel II) stood at 16.0% in 1Q09, 13.2% of which being Tier I Capital.

8. Remuneration to shareholders in the form of Interest on Shareholders’ Capital and Dividends paid and provisioned in 1Q09 amounted to R$2.528 billion, R$ 647 million of which related to the income generated in the quarter, equivalent to 37.6%, and R$1.881 billion related to the fiscal period of 2008.

9. The Efficiency Ratio in March 2009 stood at 41.5% (41.7% in March 2008).

10. In the quarter, investments in infrastructure, information technology and telecommunications amounted to R$793 million, up by 43.9 % y-o-y.

11. In the period, taxes and contributions, including social security, paid or provisioned, totaled R$3.159 billion, R$1.686 billion of which stemming from main activities developed by the Bradesco Organization, equivalent to 97.85% of the Net Income and R$1.473 billion related, mainly, to financial intermediation taxes withheld and paid by third parties.

12. Bradesco has a comprehensive distribution network, with 4,559 Branches (3,375 branches + 1,184 mini-branches(PABs)), 29,764 ATMs in the Bradesco Dia&Noite (Day&Night) Network, 16,710 Bradesco Expresso outlets, 5,959 Banco Postal (Postal Bank) Branches, 2,695 Electronic Service Branches and 152 branches of Finasa Promotora de Vendas. 5,679 ATMs in the Banco24Horas (24HourBank) Network are also available to Bradesco clients.

13. Awards and Acknowledgements received in 1Q09:

– The highest profitability in the private sector of U.S. and Latin America (Consultoria Economática);

– Most valuable brand of the banking sector in Latin America and 12th worldwide (Brand Finance/The Banker);

– 5th world’s most valuable brand among retail banks (The Banker);

– Best Private Banking in Brazil for the second consecutive year (Euromoney);

– The most liquid bank in Latin America (Global Finance);

– Sustainability International Award (Golden Peacock Global Award for Corporate Social Responsibility 2009);

– The leader in the Insurance Market in 2008 (Insurance Brokers Union of São Paulo (Sincor-SP)/Valor Econômico);

– The largest private agent of the National Bank for Economic and Social Development (BNDES) in 2008 (Gazeta Mercantil), and

– Banco Bradesco and BMC - the leaders in payroll deductible loans for the Social Security National Institute (INSS) benefit recipients (Ministry of Social Security).

14. Socially, aiming at contributing to a better education in Brazil, Bradesco has been developing for over 52 years a broad social and educational program through Fundação Bradesco, maintaining 40 schools mainly located in regions of acute socio-economic poverty throughout all Brazilian states and Brasília, the Federal District. In 2009, with a budget estimated at R$231.343 million, Fundação Bradesco will be able to service over 642 thousand people in the various segments of operation. Among these services, 111,762(3) students will receive free-of-charge quality education.

(1) Excluding the assets valuation adjustment recorded in Shareholders’ Equity;
(2) Considering Sureties, Guarantees, credit cards receivables (cash purchases and credit purchases from storeowners) and loan assignment (Receivables Securitization Funds - FIDC); and
(3) Forecast.

Milton Vargas
Executive Vice-President and Investor Relations Officer

Domingos Figueiredo de Abreu
Managing Director

Jean Philippe Leroy
Department Director
Phone: (55 11) 2178-6201

Institutional Area	Individuals Area
Phone: (55 11) 2178-6218	Phone: (55 11) 2178-6217

e-mail: investidores@bradesco.com.br
www.bradesco.com.br/ri

Main Information

	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07	2Q07	Variation%

									1Q09 x 4Q08	1Q09 x 1Q08

Statement of Income for the Period – R$ million

Accounting Net Income	1,723	1,605	1,910	2,002	2,102	2,193	1,810	2,302	7.4	(18.0)
Adjusted Net Income	1,723	1,806	1,910	2,002	1,907	1,854	1,850	1,801	(4.6)	(9.6)
Adjusted Net Interest Income	7,661	6,672	6,334	6,593	6,050	5,997	5,580	5,704	14.8	26.6
Provision for Loan Losses Expenses	(2,920)	(1,962)	(1,824)	(1,834)	(1,667)	(1,556)	(1,438)	(1,344)	48.8	75.2
Fees and Commissions	2,837	2,818	2,819	2,775	2,803	2,896	2,742	2,609	0.7	1.2
Administrative and Personnel Expenses	(3,903)	(4,180)	(3,936)	(3,684)	(3,552)	(3,794)	(3,395)	(3,293)	(6.6)	9.9

Balance Sheet – R$ million

Total Assets	482,141	454,413	422,662	403,232	355,470	341,144	317,648	290,568	6.1	35.6
Securities	130,816	131,598	132,373	118,956	105,167	114,452	108,098	103,577	(0.6)	24.4
Loan Operations (1)	214,291	215,345	197,250	181,602	169,408	161,407	140,094	130,819	(0.5)	26.5
– Individuals	73,630	73,768	69,984	65,872	62,226	59,277	54,383	49,832	(0.2)	18.3
– Corporations	140,661	141,577	127,266	115,730	107,182	102,130	85,711	80,987	(0.6)	31.2
Provision for Loan Losses (PLL)	(11,424)	(10,263)	(9,136)	(8,652)	(8,104)	(7,826)	(7,428)	(7,033)	11.3	41.0
Total Deposits	169,104	164,493	139,170	122,752	106,710	98,323	86,736	82,601	2.8	58.5
Technical Provisions	66,673	64,587	62,888	62,068	59,722	58,526	55,319	52,900	3.2	11.6
Shareholder's Equity	35,306	34,257	34,168	33,711	32,909	30,358	29,214	27,515	3.1	7.3
Total Funds Raised and Managed	640,347	597,177	570,116	552,082	505,365	482,971	452,698	421,602	7.2	26.7

Performance Indicators % (except when otherwise stated)

Net Income per Share – R$ (2)	2.42	2.48	2.50	2.48	2.41	2.38	2.30	2.24	(2.4)	0.4
Book Value per Share (Common and Preferred) – R$	11.50	11.16	11.13	10.98	10.72	10.03	9.65	9.17	3.0	7.3
Annualized Return on Average Shareholder's Equity (3) (4)	21.0	23.8	25.4	27.2	28.7	28.3	30.0	31.5	(2.8) p.p	(7.7) p.p
Annualized Return on Average Assets (4)	1.5	1.9	2.0	2.1	2.2	2.4	2.5	2.5	(0.4) p.p	(0.7) p.p
Average Rate – (Adjusted Net Interest Income/ Total Average Assets – Repos – Permanent Assets) Annualized	8.4	7.9	8.3	9.4	9.2	9.8	9.7	10.3	0.5 p.p	(0.8) p.p
Fixed Assets Ratio – Total Consolidated	14.1	13.5	17.6	16.2	12.1	14.5	14.7	8.5	0.6 p.p	2.0 p.p
Combined Ratio – Insurance (5)	86.2	89.7	84.4	84.9	83.9	92.8	92.3	87.7	(3.5) p.p	2.3 p.p
Efficiency Ratio (ER) (2)	41.5	42.0	41.6	41.3	41.7	41.8	41.8	42.0	(0.5) p.p	(0.2) p.p
Coverage Ratio (Fees and Commissions / Administrative and Personnel Expenses) (2)	71.6	73.1	75.5	77.8	78.7	80.2	80.6	79.4	(1.5) p.p	(7.1) p.p
Market Capitalization – R$ million (6)	65,154	65,354	88,777	95,608	93,631	109,463	107,222	95,545	(0.3)	(30.4)

Loan Portfolio Quality %

PLL / Loan Portfolio	6.6	5.9	5.7	5.8	5.8	6.0	6.4	6.5	0.7 p.p	0.8 p.p
Non Performing Loans (> 60 days (7) / Loan Portfolio)	5.4	4.5	4.2	4.3	4.3	4.2	4.4	4.5	0.9 p.p	1.1 p.p
Delinquency Ratio (> 90 days (7) / Loan Portfolio)	4.3	3.6	3.5	3.5	3.5	3.5	3.7	3.7	0.7 p.p	0.8 p.p
Coverage Ratio (PLL/ >90 days (7))	152.4	165.6	163.6	165.9	166.5	168.7	171.7	173.7	(13.2) p.p	(14.1) p.p
Coverage Ratio (PLL / > 60 days (7))	122.3	130.7	135.7	136.6	137.0	140.7	144.1	144.1	(8.4) p.p	(14.7) p.p

Operating Limits %

Capital Adequacy Ratio – Total Consolidated (8)	16.0	16.1	15.6	12.9	13.9	14.0	14.2	16.1	(0.1) p.p	2.1 p.p
Tier I	13.2	12.9	12.5	10.1	10.5	10.2	10.8	11.6	0.3 p.p	2.7 p.p
Tier II	2.9	3.3	3.3	2.9	3.6	3.9	3.8	4.5	(0.4) p.p	(0.7) p.p
Deductions	(0.1)	(0.1)	(0.2)	(0.1)	(0.2)	(0.1)	(0.4)	–	–	0.1 p.p

	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07	Sep07	Mar07	Variation%

									Mar09 x Dec08	Mar09 x Mar08

Structural Information – Units

Outlets	39,427	38,183	36,140	34,709	32,758	29,982	28,573	27,342	3.3	20.4
– Branches	3,375	3,359	3,235	3,193	3,169	3,160	3,067	3,031	0.5	6.5
– Advanced Service Branch (PAAs) (9)	1,183	1,032	902	584	135	130	130	130	14.6	776.3
– Mini-Branches (PABs) (9)	1,184	1,183	1,185	1,181	1,175	1,151	1,103	1,083	0.1	0.8
– Electronic Service Branch (PAEs) (9)	1,512	1,523	1,561	1,545	1,515	1,495	1,426	1,432	(0.7)	(0.2)
– Outplaced ATM Network Terminals	3,389	3,296	3,074	2,904	2,877	2,776	2,652	2,571	2.8	17.8
– 24-Hour Bank Network Assisted Terminals	5,068	4,732	4,378	4,153	3,763	3,523	3,387	3,287	7.1	34.7
– Banco Postal (Postal Bank)	5,959	5,946	5,924	5,882	5,851	5,821	5,753	5,709	0.2	1.8
– Bradesco Expresso (Correspondent Banks)	16,710	16,061	14,562	13,413	12,381	11,539	10,657	9,699	4.0	35.0
– Finasa Promotora de Vendas (Finasa Branches)	152	156	216	268	357	375	388	392	(2.6)	(57.4)
– Promotora de Vendas – BMC (Correspondent Banks)	884	883	1,078	1,561	1,510	–	–	–	0.1	(41.5)
– Credicerto Promotora de Vendas (BMC Branches)	–	–	13	13	13	–	–	–	–	–
– Branches/Subsidiaries Abroad	11	12	12	12	12	12	10	8	(8.3)	(8.3)
ATMs	35,443	34,524	32,942	31,993	30,956	29,913	28,738	28,002	2.7	14.5
– Proprietary	29,764	29,218	28,092	27,362	26,735	25,974	24,911	24,498	1.9	11.3
– 24-Hour Bank	5,679	5,306	4,850	4,631	4,221	3,939	3,827	3,504	7.0	34.5
Credit Card, Debit Card and Private Label – in millions	85.2	83.2	81.6	79.2	74.3	71.7	68.4	64.3	2.4	14.7
Internet Banking – users in millions	10.1	9.8	9.5	9.2	8.8	8.6	8.3	8.1	3.1	14.8
Employees	86,650	86,622	85,577	84,224	83,124	82,773	81,943	80,287	–	4.2

Clients – million

Checking Accounts	20.2	20.1	20.0	19.8	19.1	18.8	17.1	16.9	0.5	5.8
Savings Accounts	34.2	35.8	33.8	32.5	32.2	34.6	32.1	31.3	(4.5)	6.2
Insurance Group	28.6	27.5	26.8	25.8	25.0	24.0	22.0	19.1	4.0	14.4
– Policyholders	24.1	23.0	22.4	21.5	20.8	19.8	17.8	15.0	4.8	15.9
– Pension Plan Participants	2.0	2.0	1.9	1.9	1.9	1.9	1.9	1.8	–	5.3
– Savings Bonds Clients	2.5	2.5	2.5	2.4	2.3	2.3	2.3	2.3	–	8.7
Finasa	4.2	4.9	4.9	5.0	5.3	5.5	5.6	–	(14.3)	(20.8)

(1) Including sureties and guarantees and Credit Card receivables (cash purchases and credit purchases) and loan assignment (FIDC);
(2) Accumulated over 12 months;
(3) Excluding the assets valuation adjustment recorded in Shareholders’ Equity;
(4) YTD Net Income per period;
(5) Excluding additional provisions;
(6) Number of shares (less treasury shares) x closing quote of common and preferred shares of the last trading day of the period;
(7) Credits overdue;
(8) As of 3Q08 already calculated in accordance with the New Basel Capital Rules (BIS II); and
(9) PAB: Branch located in a company with Bank’s employees; PAE (in Companies): Branch located in a company that has electronic service; PAA: Branch located in a Municipality that does not have a branch.

Ratings

Main Ratings

Fitch Ratings

International Scale						Domestic Scale

Individual	Support	Domestic Currency		Foreign Currency		Domestic

B/C	3	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
		BBB+	F2	BBB	F2	AAA (bra)	F1 + (bra)

Moody’s Investors Service

Financial Strengh	International Scale					Scale Domestic

B -	Debt Domestic Currency	Deposit Domestic Currency		Deposit Foreign Currency		Domestic Currency

	Long-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
	Baa3	A1	P - 1	Ba2	NP	Aaa.br	BR - 1

Standard & Poor’s						R&l Inc.	Austin Rating

International Scale – Counterparty Rating				Domestic Scale		International Scale	Domestic Scale

Foreign Currency		Domestic Currency		Counterparty Rating		Issuer Rating	Corporate Governance	Long-Term	Short-Term

Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	BBB -	AA	AAA	A - 1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

Statement of Income

Adjusted Statement of Net Income

To allow a better analysis and comparability between the periods, we are presenting the Statement of Reported Net Income excluding non-recurring events that impacted the comparative periods (Adjusted Net Income).

			R$ million

	1Q09	4Q08	1Q08

Reported Net Income	1,723	1,605	2,102
Divestments / Mark-to-Market of Investments (1)	–	(454)	(387)
Additional Provision for Loan Losses (2)	–	597	–
Effects of Compliance with Law 11,638/07 (3)	–	88	–
Full Goodwill Amortization (4)	–	–	53
Legal Provisions – Economic Plans (5)	–	68	56
Other	–	7	–
Tax Effects	–	(105)	83
Subtotal non-Recurring Events	–	201	(195)
Adjusted Net Income	1,723	1,806	1,907

(1) Partial divestment in 1Q08 of R$352 million and mark-to-market in 4Q08 of R$454 million of our stake in Visa International;
(2) Out of the R$597 million, R$429 million are recorded under “excess PLL “and R$168 million are recorded under “general PLL”, due to the rating review of some Corporate clients;
(3) It basically refers to financial leasing adjustment (lessee);
(4) Referring to the full goodwill amortization in affiliated companies/subsidiaries; and
(5) In 2008, represented by the recording of civil liabilities - economic plans above the average recording of previous quarters.

Analytical Breakdown of Statement of Adjusted Income

In order to provide better understanding, comparability and analysis of Bradesco’s results, we are using the Statement of Adjusted Income in the analyses and comments of this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Reported Statement of Income, as shown below.

			R$ million

	1Q09

	Reported Statement of Income	Fiscal Hedge (1)	Adjusted Statement of Income

Net Interest Income	7,752	(91)	7,661
– Interest	6,592	–	6,592
– Non-interest	1,160	(91)	1,069
PLL	(2,920)	–	(2,920)
Gross Income from Financial Intermediation	4,832	(91)	4,741
Income from Insurance, Private Pension Plans, Savings Bonds Operations	537	–	537
Fees and Commissions	2,837	–	2,837
Personnel Expenses	(1,776)	–	(1,776)
Other Administrative Expenses	(2,127)	–	(2,127)
Tax Expenses	(595)	10	(585)
Equity in the Earnings (Losses) of Unconsolidated Companies	6	–	6
Other Operating Income/Expenses	(1,262)	–	(1,262)
Operating Income	2,452	(81)	2,371
Non-Operating Income	(39)	–	(39)
Income Tax (IR)/Social Contribution (CS) and Minority Interest	(690)	81	(609)
Net Income	1,723	–	1,723

(1) Partial result from derivatives used for hedge of investments abroad that, in terms of Net Income, simply annuls fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy.

								R$ million

	4Q08

	Reported Statement of Income	Visa Inc. (1)	Provision Legal - Economic Plans (2)	PLL	Effects of Compliance with Law 11,638/07 (4)	Fiscal Hedge (5)	Other	Adjusted Statement of Income

Net Interest Income	5,375	(454)	–	–	–	1,751	–	6,672
Interest	6,214	–	–	–	–	–	–	6,214
Non-interest	(839)	(454)	–	–	–	1,751	–	458
PLL	(2,559)	–	–	597	–	–	–	(1,962)
Gross Income from Financial Intermediation	2,816	(454)	–	597	–	1,751	–	4,710
Income from Insurance, Private Pension Plans, Savings Bonds Operations	543	–	–	–	–	–	–	543
Fees and Commissions	2,818	–	–	–	–	–	–	2,818
Personnel Expenses	(1,890)	–	–	–	–	–	–	(1,890)
Other Administrative Expenses	(2,250)	–	–	–	(40)	–	–	(2,290)
Tax Expenses	(306)	–	–	–	–	(190)	–	(496)
Equity in the Earnings (Losses) of Unconsolidated Companies	47	–	–	–	–	–	–	47
Other Operating Income/Expenses	(1,206)	–	68	–	128	–	7	(1,003)
Operating Income	572	(454)	68	597	88	1,561	7	2,439
Non-Operating Income	(6)	–	–	–	–	–	–	(6)
IR/CS and Minority Interest	1,039	154	(23)	(203)	(30)	(1,561)	(3)	(627)
Net Income	1,605	(300)	45	394	58	–	4	1,806

(1) Mark-to-market of Visa Inc shares;
(2) Represented by recording of civil provisions – economic plans above the average recording from previous quarters;
(3) Referring to the recording of excess PLL in the amount of R$429 million and rating review of Corporate clients in the amount of R$168 million;
(4) Basically referring to financial leasing adjustments; and
(5) Partial result from derivatives used for hedge of investments abroad that, in terms of Net Income, simply annuls fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy.

						R$ million

	1Q08

	Reported Statement of Income	Divestments (1)	Goodwill (2)	Civil - Economic Plans (3)	Fiscal Hedge (4)	Adjusted Statement of Income

Net Interest Income	6,096	–	–	–	(46)	6,050
– Interest	5,544	–	–	–	–	5,544
– Non-Interest	552	–	–	–	(46)	506
PLL	(1,667)	–	–	–	–	(1,667)
Gross Income from Financial Intermediation	4,429	–	–	–	(46)	4,383
Income from Insurance, Private Pension Plan,Savings Bonds Operations	515	–	–	–	–	515
Fees and Commissions	2,803	–	–	–	–	2,803
Personnel Expenses	(1,737)	–	–	–	–	(1,737)
Other Administrative Expenses	(1,815)	–	–	–	–	(1,815)
Tax Expenses	(611)	–	–	–	6	(605)
Equity in the Earnings (Losses) of Unconsolidated Companies	32	–	–	–	–	32
Other Operating Income/Expenses	(1,117)	–	53	56	–	(1,008)
Operating Income	2,499	–	53	56	(40)	2,568
Non-Operating Income	402	(387)	–	–	–	15
IR/CS and Minority Interest	(799)	120	(18)	(19)	40	(676)
Net Income	2,102	(267)	35	37	–	1,907

(1) Basically the partial divestment in Visa Inc. in the amount of R$352 million;
(2) Referring to full goodwill amortization calculated in affiliated companies / subsidiaries;
(3) Referring to the recording of civil liability – economic plans above the average recording from previous quarters; and
(4) Partial result from derivatives used for hedge of investments abroad that, in terms of Net Income, simply annuls fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy.

Summarized Analysis of Adjusted Income

	R$ million

	Adjusted Statement of Income

	1Q09	4Q08	Variation		1Q09	1Q08	Variation
			1Q09 x 4Q08				1Q09 x 1Q08
			Amount	%			Amount	%

Net Interest Income	7,661	6,672	989	14.8	7,661	6,050	1,611	26.6
– Interest	6,592	6,214	318	6.1	6,592	5,544	1,048	18.9
– Non-Interest	1,069	458	611	133.4	1,069	506	563	111.3
PLL	(2,920)	(1,962)	(958)	48.8	(2,920)	(1,667)	(1,253)	75.2
Gross Income from Financial Intermediation	4,741	4,710	31	0.7	4,741	4,383	358	8.2
Income from Insurance,Private Pension Plan,Savings Bonds Operations	537	543	(6)	(11)	537	515	22	4.3
Fees and Commissions	2,837	2,818	19	0.7	2,837	2,803	34	1.2
Personnel Expenses	(1,776)	(1,890)	114	(6.0)	(1,776)	(1,737)	(39)	2.2
Other Administrative Expenses	(2,127)	(2,290)	163	(7.1)	(2,127)	(1,815)	(312)	17.2
Tax Expenses	(585)	(496)	(89)	17.9	(585)	(605)	20	(3.3)
Equity in Earnings (Losses) of Unconsolidated Companies	6	47	(41)	(87.2)	6	32	(26)	(81.3)
Other Operating Income/Expenses	(1,262)	(1,003)	(259)	25.8	(1,262)	(1,008)	(254)	25.2
Operating Income	2,371	2,439	(68)	(2.8)	2,371	2,568	(197)	(7.7)
Non-Operating Income	(39)	(6)	(33)	550.0	(39)	15	(54)	(360.0)
IR/CS	(603)	(610)	7	(1.1)	(603)	(672)	69	(10.3)
Minority Interest	(6)	(17)	11	(64.7)	(6)	(4)	(2)	50.0
Net Income	1,723	1,806	(83)	(4.6)	1,723	1,907	(184)	(9.6)

Net Income and Profitability

In 1Q09, the net income stood at R$1,723 million, a decrease of 4.6%, in the q-o-q comparison and of 9.6% in the y-o-y comparison, the reasons of which will be commented below, in the analysis of the main items of the statement of income.

It is worth mentioning that the economic crisis affected the financial activity, slowing down credit growth and causing higher delinquency.

Efficiency Ratio *

In the 1Q09, the Efficiency Ratio reached 41.5%, an improvement in the q-o-q comparison, basically due to the increase of the net interest income and ongoing cost control initiatives (personnel and administrative expenses).

In the y-o-y comparison, in addition to the increase of the net interest income and cost control, the return of technical provision for individual health portfolio to normal levels also contributed to this improvement.

* Efficiency Ratio (ER) = Personnel – Employee Profit Sharing (PLR) + Administrative Expenses / Net Interest Income + Income from Insurance + Fee Income + Equity in the Earnings (Losses of Unconsolidated Companies – Other Operating Expenses + Other Operating Income. If we considered the ratio between total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and generation of revenue net of related taxes, ER in 1Q09 would be 52.9% .

Adjusted Net Interest Income

In the q-o-q comparison, the R$989 million variation was due to:

– The increase in income from interest-earning operations in the amount of R$378 million, was due to the growth in average business volumes and higher growth of loans to individuals;

– The increase in non-interest income in the amount of R$611 million, was due to higher securities/treasury gains, highlighting the positive mark-to-market effect in loan derivatives (Credit Default Swaps – CDS) on sovereign Brazilian bonds issued abroad (R$132 million in 1Q09 and R$(276) million in 4Q08), due to smaller volatility in the world’s financial markets.

In the y-o-y comparison, the increase of R$1,611 million, which corresponded to a 26.6% growth in Net Interest Income, was due to:

– The increase of R$1,048 million in income from interest-earning operations, basically due to increase in average business volumes.

– The increase of R$563 million, basically due to higher treasury/securities gains, in the amount of R$505 million; and higher credit recovery, in the amount of R$80 million.

Loan Portfolio – Expanded Concept*

In March 2009, loan operations of Bradesco amounted to R$214.3 billion, in line with the previous quarter, reflecting a drop of demand in the period.

In the y-o-y comparison, the portfolio grew by 26.5%, of which: Large Corporates 33.1%, Small and Medium-Sized Enterprises (SMEs) 28.7% and Individuals 18.3% . In the Corporate segment, products that contributed to main increases were: working capital, exports financing and operations abroad. In the Individuals segment, we highlight Consumer Sales Financing (CDC)/Leasing of vehicles and consumer loan.

Taking into consideration the Brazilian Central Bank’s (Bacen) criteria (which excludes Sureties and Guarantees, receivables from credit cards (cash purchases and credit purchases from storeowners) and loan assignment (FIDC)), loan operations amounted to R$174.1 billion, up by 0.4% in the quarter and 25.2% in one year.

* Including Sureties and Guarantees, receivables from credit cards (cash purchases and credit purchases) and loan assignment (FIDC).

Provision for Loan Losses (PLL)

The increase in PLL expenses reflects the effects of the world’s financial crisis, which implied an economic slowdown in the country, temporarily affecting the capacity of payment of companies and individuals. The deterioration of ratings of some companies and of individuals payments in arrear led us to increase provisioning levels. It is worth mentioning that we began in this quarter to record provisions for credit card operations related to cash and credit purchases from storeowners. The initial effect of which was R$177 million, amount that should not be repeated over the next quarters.

Delinquency ratio > 90 days

The Total delinquency ratio of 90 days, steady in the previous quarters, increased to 4.3% in this period for the reasons already commented. We are working with a scenario of a slight growth of this ratio for the next 2 quarters, which may then stabilize until the end of the year.

Coverage Ratio

The balance of PLL stood at R$11.424 billion on March 31, 2009, composed by R$9.735 billion of provisions required by the Brazilian Central Bank and by R$1.689 billion of excess provisions, calculated by in-house criteria and policies.

In the chart below, we present the coverage ratio of the Provision for Loan Losses related to loans overdue by more than 90 days. Although a decrease has been seen in this quarter, it remains in a comfortable level.

Insurance, Pension Plans and Savings Bonds

The result of Insurance, Pensions Plans and Savings Bonds (*) of R$537 million, as classified in the Consolidated Statement of Income, shows a slight variation when compared to the 4Q08 (R$543 million) and to the 1Q08 (R$537 million).

Nevertheless, the financial result, an important element for analysis of full performance of these activities, is classified in the Net Interest Income. Thus, we analyze below the evolution of the net income and the combined ratio:

(*) Including Retained Premiums, Technical Provisions Variations, Retained Claims, Savings Bonds Raffles and Redemptions and Sales Expenses.

The better result in relation to the 4Q08 is basically due to the drop in claims in Health and Auto/P&C segments, the increase in financial revenues and the decrease in general/administrative expenses.

Year-on-year, the drop in the net income was due to lower gains from equities of R$43 million and the increase in the Social Contribution on Net Income (CSLL) rate, that burdened the taxable income by 6%.

In terms of solvency, Bradesco’s Insurance Group (Grupo Bradesco de Seguros e Previdência) complies with the Susep (Insurance Superintendence) rules which took effect as of January 1, 2008, and is also adjusted to the international standards (Solvency II). The financial leverage ratio stood at 2.4 times the Shareholders’ Equity.

It is worth mentioning that the Insurance Group is the market leader in the consolidated premiums of Insurance, Contribution Revenues and Income from Savings Bonds (base date January 2009).

Note: We point out that the Statement of Income of Bradesco’s Insurance Group (Grupo Bradesco de Seguros e Previdência) is already included in the Consolidated Statement of Income of Bradesco. Detailed information on the insurance segment can be found on Chapter 2 of the Report on Economic and Financial Analysis of 1Q09.

Fees and Commissions

Fees and commissions remained in line on a q-o-q and y-o-y basis. Higher business volume and client base offset the loss originated from fees adjustment and the loan operations fee which can no longer be charged from individuals.

Administrative Expenses

In the q-o-q comparison, the decrease of administrative expenses is due to lower expenses related to advertisement and marketing of R$101 million and third-party services of R$61 million.

In the y-o-y comparison, the increase is due to the expansion of the distribution network and the increase in business volumes, in addition to investments in the Information Technology (IT) improvement project, aiming at the optimization of the IT platform, including the replacement of systems architecture.

Personnel Expenses

In 1Q09, the R$114 million decrease expenses is basically due to lower Structural expenses in the amount of R$64 million, basically related to higher vacation expenses in 1Q09, which is usual during the first-quarter period, and lower Non-Structural expenses in the amount of R$50 million related to lower expenses with management and employees profit sharing (PLR), as well as lower training expenses.

In the y-o-y comparison, the R$39 million increase was basically due to Structural increased expenses in the amount of R$134 million, due to the increase in distribution network and the 2008 bargaining agreement (wage increase between 8.15% and 10%), as well as benefits and others, and by lower

Non-Structural expenses in the amount of R$95 million, basically due to lower expenses with PLR and lower labor claims provisions.

Obs.: Structural = Compensation + Social Taxes + Benefits.

Non-Structural = Employee Profit Sharing (PLR) + Training + Labor Provision.

Tax Expenses

The R$89 million increase of tax expenses in 1Q09 in relation to 4Q08 is mainly due to higher PIS/Cofins expenses, in the amount of R$80 million, due to the increase in the taxable income in 1Q09, especially net interest income.

In the y-o-y comparison, tax expenses remained practically stable.

Other Operating Revenues and Expenses

In the q-o-q comparison, the variation of other operating revenues and expenses stood at R$259 million, basically comprised by higher operating provision expenses, in the amount of R$192 million, mostly civil liabilities, which include, particularly, provisions for contingencies related to economic plans.

In the y-o-y comparison, the increase of R$254 million was basically due to the increase in expenses with operating provisions, in the amount of R$91 million, the surge with sundry losses of R$74 million and higher goodwill amortization, in the amount of R$25 million.

Income Tax and Social Contribution

Both in the q-o-q and y-o-y comparisons, we observe an average rate (calculated considering the earnings before income tax and social contribution less equity in the earnings (losses) of unconsolidated companies and interest on shareholders’ capital) close to the effective tax rate of 34%. Thus, nominal values variations reflect the trend of results in the respective periods.

Tax credits originated in previous periods, deriving from the social contribution rate increase to 15%, are recorded in the consolidated financial statements, until the limit of corresponding consolidated tax liabilities. The balance not yet activated reaches R$926 million. Further details may be obtained in Note 34 to the Financial Statements.

(*) IR and CS average rate on Net Income = (Net Income before taxes - (interest on shareholders’ capital expense +/- Equity in the Earnings (Losses) of Unconsolidated Companies)).

Unrealized Gains

Total unrealized gains, mainly represented by securities, posted an increase of R$688 million in this quarter, mainly due to the R$571 million growth in securities marked-to-market. These gains followed the market recovery after a period of volatility. It is worth mentioning that these securities are mostly used to guarantee technical provisions, which are long-term liabilities and not marked-to-market.

Economic Scenario

The 1Q09 was characterized, on one hand, by intensive effects of the international crisis on Brazil, and on the other hand, by a perception of Brazil’s economy resilience in opposition to a severe global crisis. The Brazilian industrial production, which had dropped by 14.8% in December, declined by 17.2% on average in the first two-month period of 2009, showing an aggravation of the effects related to the abrupt world credit crunch, a significant decrease in global trade which, in some countries, such as Japan, dropped by half, strong inventories adjustments undertook by companies since early this year to adjust to the new demand levels and due to consumers and businessmen gloomy expectations as to the potential negative impact of the global crisis. In response to this strong slowdown in activities and favorable prospects for inflation – market expectations for 2009 the CPI decreased from 5.29% in December to 4.32% in March – the Brazilian Central Bank decreased the Base rate (Selic) by 3.5 p.p. this year to 10.25%, and is signaling that a less severe monetary policy process will continue in the 2Q09. This signal resulted in real interest rates dropping from 8.5% in December to 5.5% at the end of March, which is the lowest historical level and certainly will contribute to an upturn in economic activities in the quarters ahead.

Despite of the negative surprise with the industry production in 1Q09, employment, income and retail sales have been performing better-than-expected, attesting the Brazilian market resilience to the external shock. While production was down by 17.4%, trade was up by 6.0% in January, partially boosted by the levels of the real income, which rose by 5.2% in the first two-month period of the year. The low inflation and the lack of crisis in the balance of payments in Brazil are brand new events in episodes of severe global crisis and, very likely, help to understand Brazil’s economic resilience. Additionally, several tax anti-cycle initiatives and the corporate protection network built up over the past years helped softening the impact of the global crisis on the household consumption.

Finally, the most recent measures taken by the American Government – a decision made by the Federal Reserve (FED) to buy government securities and the public-private investment plan to purchase toxic assets from banks balance sheets – and more favorable economic data – recovery of industry in China, improved real estate sales in the U.S. – have led to a less negative perception in relation to the next quarters. Even thought uncertainties and risks are still very high, there are attempting signs of stabilization in the global economy, with recovery of actual data, markets and commodities prices that may suggest that the most intense phase of the crisis has already been overcome, which creates optimistic expectations for the 2H09.

From this expectation of a gradual recovery of the global economy and taking in consideration Brazil’s economy resilience, we expect the Brazilian growth to be close to be zero in 2009, with nominal base rate of approximately 9.25% by year-end and a CPI inflation close to 4.0% .

Main Economic Indicators

Quarter Indicators – %	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07	2Q07

Interbank Deposit Certificate (CDI)	2.95	3.32	3.16	2.74	2.57	2.62	2.79	2.89
Ibovespa Index	8.99	(24.20)	(23.80)	6.64	(4.57)	5.66	11.16	18.74
USD - Commercial Rate	(0.93)	22.08	20.25	(8.99)	(1.25)	(3.68)	(4.52)	(6.05)
IGP-M	(0.92)	1.23	1.54	4.34	2.38	3.54	2.57	0.34
CPI (IPCA – IBGE)	1.23	1.09	1.07	2.09	1.52	1.43	0.89	0.81
Federal Government Long-Term Interest Rate (TJLP)	1.54	1.54	1.54	1.54	1.54	1.53	1.53	1.59
Reference Interest Rate (TR)	0.37	0.63	0.55	0.28	0.17	0.24	0.34	0.39
Savings Accounts	1.89	2.15	2.06	1.80	1.68	1.75	1.85	1.91
Number of Business Days	61	65	66	62	61	62	64	62

Indicators (Closing Rates)	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07	Sep07	Jun07

USD – Commercial Selling Rate – R$	2.3152	2.3370	1.9143	1.5919	1.7491	1.7713	1.8389	1.9262
Euro – R$	3.0783	3.2382	2.6931	2.5063	2.7606	2.6086	2.6237	2.6073
Country Risk (points)	425	428	331	228	284	221	173	160
Selic – Base Rate (% p.a.)	11.25	13.75	13.75	12.25	11.25	11.25	11.25	12.00
Pre-BM&F Rate (% p.a.)	9.79	12.17	14.43	14.45	12.69	12.05	11.16	10.77

Projections until 2011

%	2009	2010	2011

USD – Commercial Rate (year - end) – R$	2.00	1.90	1.80
CPI (IPCA – IBGE)	4.00	4.50	4.00
IGP-M	1.80	4.50	4.40
Selic (year - end)	9.25	9.25	8.25
Gross Domestic Product (GDP)	0.00	3.50	3.10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 04, 2009

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.